January 2, 2008

Mail Stop 3720

By U.S. Mail and facsimile to (813) 637-5882

Tony G. Holcombe
Chief Executive Officer, President
  and Director
Syniverse Holdings, Inc.
8125 Highwoods Palm Way
Tampa, FL 33647

> **Re: Syniverse Holdings, Inc.**
> **Definitive Schedule 14A**
> **Filed April 9, 2007**
> **File No. 001-32432**

Dear Mr. Holcombe:

We have reviewed your response letter dated September 21, 2007 and have the following comments. Please respond to our comments by January 16, 2008, or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Proposal 1 Election of Directors, page 3

Compensation Discussion and Analysis, page 12

Executive Compensation Plan, page 14

1.   We have considered your responses to comments two and seven in our letter dated August 21, 2007 regarding compensation under your Long-Term Equity Incentive Plan. Please discuss what factors the compensation committee and chief executive officer considered and how their consideration of those factors resulted in the amount and form of compensation awarded to each named executive officer under the Long-Term Equity Incentive Plan.

2.   We have considered your responses to comments three and seven in our letter dated August 21, 2007 regarding the benchmarking of compensation. Where you benchmark an element of compensation, please disclose for <u>each</u> named executive officer the actual compensation paid as a percentile of the peer group data and, where the actual percentile differs from the target, explain why.

3.   We have considered your response to comment four in our letter dated August 21, 2007 regarding compensation under your annual incentive plan. Please ensure that you disclose, for each named executive officer, the percentage of the executive's base salary that is payable upon reaching the specified company performance threshold levels and targets. If applicable, discuss whether there are maximum payouts for exceeding company performance targets. Explain how you applied the formulas to the performance results achieved to arrive at the amount of annual incentive bonuses awarded to each executive officer.

Please contact me at (202) 551-3350 with any questions.

Sincerely,

Kathleen Krebs
Special Counsel